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## Corporate Governance

Jun 30, 2008
Shiseido Company, Limited
President &CEO (Representative Director):
Shinzo Maeda
Contact: Head of Investor Relations, Financial Department:
Yukihiro Saito
TSE Securities Code: 4911
www.shiseido.co.jp



08003824

## I. Basic Stance on Corporate Governance, Capital Structure, Corporate Attributes and other Basic Information

### 1. Basic Stance

Shiseido is setting higher standards of corporate governance based on the understanding that maximizing corporate and shareholder value, fulfilling social responsibilities and achieving sustainable growth and development are the keys to maintaining support as a valuable company from stakeholders (customers, business partners, shareholders, employees and society).

Composed of eight members including two external directors, the Board of Directors is small and able to make decisions quickly. The Board of Directors meets at least once a month to discuss all significant matters.

Through the adoption of a corporate executive officer system, we are separating the decision-making and supervisory functions of the Board of Directors from the business execution functions of corporate officers. The Corporate Executive Officer Committee, which acts as the final decision-making body regarding corporate officers' material issues, serves to transfer authority to corporate officers, thereby clarifying their responsibilities and accelerating operational execution. Shiseido's President & Chief Executive Officer, who also serves as the Chief Operating Officer, chairs this Committee. The term of office of directors and corporate officers is one year.

To obtain an outside point of view and further strengthen the Board of Directors' supervisory function in regard to business execution, Shiseido appointed two highly independent external directors from the year ended March 2007. Introducing external directors has stimulated discussion on significant management matters at Board of Directors meetings.

Shiseido's Board of Auditors consists of two standing corporate auditors and three independent external corporate auditors. Corporate auditors monitor the legality and adequacy of directors' performance by attending Board of Directors meetings and other important meetings.

To promote transparency and objectivity in management, Shiseido established two committees to play an advisory role to the Board of Directors: the Remuneration Advisory Committee, charged with setting executive remuneration, and the Nomination Advisory Committee, which evaluates and nominates candidates for directors and corporate officers. Both committees are chaired by external directors to maintain objectivity.

Guided by the idea that fulfilling corporate social responsibility (CSR) is crucial to sustainable development, we have established three CSR committees under the jurisdiction of the Board of Directors. The Compliance Committee works to ensure legitimate and fair business practices in the Group, and promotes activities including corporate ethics, risk management and information security. The Corporate Value Creation Committee works to increase the value of the *SHISEIDO* brand by promoting corporate cultural activities as well as gender equality, communication and social contribution activities. The

**PROCESSED**

JUL 1 8 2008

THOMSON REUTERS

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Environmental Committee works to develop and promote environment measures, in addition to reducing the effects on the environment. These three committees are headed by the Vice President and comprise members elected companywide. They make proposals for and report on plans and results of activities to the Board of Directors.

## 2. Capital Structure

Percentage of Shares Held by Foreign Shareholders: 20-30%

[Principal Shareholders]

| Name | Number of shares held | Percentage of shareholding (%) |
|---|---|---|
| The Master Trust Bank of Japan, Ltd. (Trust Account) | 22,505,000 | 5.48 |
| Mizuho Bank, Ltd. | 21,226,732 | 5.17 |
| State Street Bank and Trust Company | 20,467,290 | 4.99 |
| Japan Trustee Services Bank, Ltd. (Trust Account) | 19,073,000 | 4.65 |
| Hero & Co. | 15,118,473 | 3.68 |
| NIPPONKOA Insurance Company, Ltd. | 13,112,497 | 3.19 |
| Asahi Mutual Life Insurance Company | 12,079,000 | 2.94 |
| Mizuho Corporate Bank, Ltd. | 11,382,765 | 2.77 |
| Mitsui Sumitomo Insurance Company, Ltd. | 10,211,633 | 2.49 |
| Nippon Life Insurance Company | 9,747,553 | 2.37 |

## 3. Corporate Attributes

| | |
|---|---|
| Stock Listing and Sections: | First Section of Tokyo Stock Exchange |
| Fiscal Year End: | March |
| Sector: | Chemical |
| Number of Employees (consolidated): | 1,000 and above |
| Net Sales (consolidated): | 100 billion yen and above but less than 1 trillion yen |
| Parent Company: | None |
| Number of Consolidated Subsidiaries: | 50 and above but less than 100 |

## 4. Other Particular Factors that May Have an Important Impact on Corporate Governance

None



## II. Status of Management Structure for Management Decision-Making, Operational Execution and Supervising, and Other Corporate Governance Systems

### 1. Matters Relating to Institutional Structure and Organizational Operation

Type of Organization: Company with the Board of Corporate Auditors

**[Board of Directors]**
Chairs of the Board of Directors: President
Number of Directors: 8
Appointed External Directors: Yes
Number of External Directors: 2

**Relationship with Company (1)**

| Name | Affiliations | Relationship with the Company *1 | | | | | | | | |
|------|-------------|---|---|---|---|---|---|---|---|---|
| | | a | b | c | d | e | f | g | h | i |
| Shoichiro Iwata | Originally from other company | | | | | x | | | x | |
| Tatsuo Uemura | Scholar | | | | | | | | x | |

Note *1  Categories Describing Relationship with Company
- a:  From parent company
- b:  From other affiliated company
- c:  Principal shareholder of subject company
- d:  Concurrently serves as external director or external corporate auditor of other company
- e:  Director or corporate officer of other company
- f:  Close relative by blood or marriage to director or corporate officer of the subject company or other designated interested party
- g:  Receives remuneration or other material benefit as officer of parent company or subsidiary of the subject company
- h:  Has limited liability contract with subject company
- i:  Other

**Relationship with Company (2)**

| Name | Supplemental information in regard to applicable items | Reason for appointing as external director |
|------|--------------------------------------------------------|--------------------------------------------|
| Shoichiro Iwata | Concurrently hold the post as President and CEO of ASKUL Corporation. Formerly, he worked in Lion Corporation and Plus Corporation. | To reflect his views to the management of the Company, which views are free from the Company's established structure as an incumbent management executive. |



| Tatsuo Uemura | Presently Dean and Professor, Faculty of Law and Graduate School of Law of Waseda University. Formerly, he was a Professor, School of Law of Senshu University and Professor, College of Law and Politics of Rikkyo University. | To reflect his legal knowledge to the management of the Company, as well as his knowledge and experiences in the area of capital market and corporate governance. |

**Other Issues Relating to Major Activities of External Directors**

None

**[Board of Auditors]**
Existence of the Board of Auditors: Yes
Number of Corporate Auditors: 5

**Cooperation between Corporate Auditors and Accounting Auditors**

The corporate auditors receive reports on audit plans for audit system and schedule from the accounting auditors, and opinions are exchanged. The corporate auditors receive reports on audit results of its method throughout the fiscal year.

**Cooperation between Corporate Auditors and Internal Auditing Department**

The corporate auditors receive reports on audit plans and the results of audits and surveys from the Internal Auditing Department, and opinions are exchanged on necessary commitments.

Appointed External Corporate Auditors: Yes
Number of External Corporate Auditors: 3

**Relationship with Company (1)**

| Name | Affiliations | Relationship with the Company *1 | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | a | b | c | d | e | f | g | h | i |
| Akio Harada | Attorney at Law | | | | x | | | | x | |
| Reiko Kuroda | Scholar | | | | | | | | x | |
| Nobuo Otsuka | Other | | | | | | | | x | |

Note*1   Categories Describing Relationship with Company
    a:    From parent company
    b:    From other affiliated company
    c:    Principal shareholder of subject company
    d:    Concurrently serves as external director or external auditor of other company
    e:    Director or corporate officer of other company
    f:    Close relative by blood or marriage to director or corporate officer of the subject company or other designated interested party
    g:    Receives remuneration or other material benefit as officer of parent company or subsidiary of the subject company



h:      Has limited liability contract with subject company

i:      Other

## Relationship with Company (2)

| Name | Supplemental information in regard to applicable items | Reason for appointing as external corporate auditor |
| --- | --- | --- |
| Akio Harada | Concurrently hold the post as External Director of Seiko Holdings Corporation, External Director of Mitsubishi UFJ Financial Group, Inc., External Corporate Auditor of Sumitomo Corporation, and President of Tokyo Woman's Christian University.<br>Presently an attorney at Law.<br>Formerly, he was Administrative Vice-Minister for Justice and Prosecutor General. | To ensure objectivity and neutrality of auditing by corporate auditors, based on his experiences and knowledge in legal field. |
| Reiko Kuroda | Presently, Professor, Department of Life Sciences, Graduate school of Arts and Sciences, The University of Tokyo. Formerly, she was Associate of Professor, College of Arts and Sciences, The University of Tokyo. | To ensure objectivity and neutrality of auditing by corporate auditors, based on her experiences as Member of Committee for Realizing Gender Equal Society, Cabinet Office and The Japanese National Commission for UNESCO, and knowledge that relate to our business in Life Sciences field. |
| Nobuo Otsuka | Presently, President of Keiyu Hospital Group. Formerly, he was Director of Oume Keiyu Hospital. | To ensure objectivity and neutrality of auditing by corporate auditors, based on his experiences and knowledge as management executive of a medical corporation. |

## Other Issues Relating to Major Activities of External Corporate Auditors

Opinion exchange meetings are held regularly between Representative directors and corporate auditors.

## [Incentives]

## Implementation Status of Incentive Policies for Directors:

Introduced performance-linked compensation system and stock option plan

## Supplemental Explanation



The remuneration policy for non-external directors consists of a basic fixed portion and a performance-linked portion that fluctuates according to attainment of performance targets and stock price. The performance-linked portion accounts for 60% of the whole, it consists of "a bonus as short-term incentive" based on annual consolidated performance; "performance cash as medium-term incentive" based on targets of the Three-Year Plan; and "long-term incentive stock options", primarily aimed at fostering a shared awareness of profits with shareholders. These three types of remuneration have been designed to give directors a medium-to-long-term perspective, not just a single-year focus, and to motivate management to become more aware of Shiseido's performance and stock price.

The Remuneration Advisory Committee is chaired by external directors in order to obtain objectivity. The Committee discusses about evaluation criteria, target level, remuneration level and gearing ratio to performance, and submits reports to the Board of Directors.

**Grantees of Stock Option:** Non-external directors, employees, directors of subsidiaries, corporate officers, corporate auditors

**Supplemental Explanation**

The Company grants stock options to non-external directors and corporate officers of the Company in order to have them share risks with its shareholders and to motivate balanced management from a medium-to-long-term perspective, not just a short-term focus. Also, the Company grants stock options to employees of the Company for the purpose of fostering a shared awareness of profits with shareholders and motivating improvements in business performance, thus secure excellent human resources and increase the corporate value of the whole Shiseido Group.

**[Remuneration to Directors]**

**Method of Disclosure:** Annual Security Reports, Business Reports (for shareholders' meetings) and others.

**Disclosure Status:** Total amounts paid to directors and to external directors are separately disclosed.

**Supplemental Explanation**

Total amounts paid to non-external directors, external directors, non-external corporate auditors and external corporate auditors are separately disclosed of basic fixed remuneration, bonuses and stock options. (for the year ended March 2008)

Basic fixed remuneration:

222 million yen for 9 directors (including 26 million yen for 2 external directors)

85 million yen for 5 corporate auditors (including 33 million yen for 3 external corporate auditors)

Bonuses as performance-linked remuneration during the year ended March 2008:

120 million yen for 7 directors excluding external directors (The amount resolved on the 108th Ordinary General Meeting of Shareholders.)

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Stock options:

38 million yen for 7 directors (excluding external directors)



**[Support Structure for external directors (and external corporate auditors)]**

<External Directors>
Section in charge is formed and assists the duties of the external directors to ensure smooth operation.

<External Corporate Auditors>
Employees are positioned to assist the Board of Auditors and corporate auditors at the Board of Auditors Staff Group.

## 2. Issues Relating to Functions for Business Execution, Auditing, Supervisory, Nomination, and Remuneration Decisions

<Business Execution>
Through the adoption of a corporate executive officer system, the Company is separating the decision-making and supervisory functions of the Board of Directors from the business execution functions of corporate officers. The corporate officers are assigned duties individually to cover all the businesses in the group. The Corporate Executive Officer Committee acts as the final decision-making body regarding corporate officers' material issues. The Committee builds consensus regarding the decisions and the information among the corporate officers, and when necessary, reports the resolutions to the Board of Directors meeting, which is held monthly.

< Nomination and Remuneration Decisions>
The company established two committees to play an advisory role to the Board of Directors: the Remuneration Advisory Committee and the Nomination Advisory Committee, which evaluate, nominate and set remuneration for directors and corporate officers with fairness and transparency. The results are reported to the Board of Directors. Both Committees are chaired by external directors to maintain objectivity.

<Internal Auditing>
Internal auditing is conducted with respect to each division of the Company and affiliated companies to assure appropriateness of business. Furthermore, auditing for specialized area, i.e. security, environment, information systems are conducted by relevant divisions.

< Accounting Audit>
KPMG AZSA & Co. was appointed as Accounting Auditors per resolution of the 106th Ordinary General Meeting of Shareholders held on June 29, 2006. The firm and engagement partners have no interest in the Company. The firm has voluntarily taken measures to ensure that engagement partners do not work in excess of the fixed term of auditing the Company.



# III. Implementation of Measures Regarding Shareholders and Other Stakeholders

## 1. Approach toward the vitalization of general meetings of shareholders and the facilitation of exercise of voting rights

| | Supplemental Information |
|---|---|
| Early distribution of convocation notice of general meetings of shareholders | Shiseido makes every effort to distribute a convocation notice about 3 weeks prior to a general meeting of shareholders. For the 108th Ordinary General Meeting of Shareholders, the convocation of notice was distributed on June 3, 2008, 22 days prior to the Meeting. |
| Scheduling of general meeting of shareholders that avoids the date on which general meeting of shareholders of companies are concentrated | The Company held the 108th Ordinary General Meeting of Shareholders on June 25, 2008. The date is 2 days prior to the most concentrated date for general meeting of shareholders of Japanese companies. |
| Exercising voting rights via website | Since the 103rd Ordinary General Meeting of Shareholders in 2003, the Company has introduced the measure of exercising voting rights via website. Also, since the 106th Ordinary General Meeting of Shareholders in 2006, the Company has taken part in the Electronic Voting Platform operated and managed by ICJ, Inc. |
| Others | English translation of convocation of notice is prepared, distributed to foreign shareholders to a maximum extent, and posted on the Company's website. After the closing of Ordinary General Meeting of Shareholders, Shiseido Shareholders' Beauty Forum is held. At the Forum, advanced products and beauty methods of the Company are presented to shareholders. In the year of 2008, an exhibition introducing Shiseido's new products and lines, and a reception with the management of the Company were organized. |

## 2. Investor Relation (IR) Activities

| | Explanation by Company Representatives | Supplemental Information |
|---|---|---|
| Regular meetings for individual investors | No | Hold meetings through the year in major cities in Japan arranged by Investor Relations, Finance Department. |
| Regular meetings for analysts and institutional investors | Yes | Hold meetings twice a year when we announce about financial statements of full-year and the second Quarter. |
| Regular Meetings for foreign investors | Yes | Hold meetings individually mainly in US and European countries. |



| IR materials on website | Yes | The following statutory and non-statutory reports and materials are posted on the Company's website: Notice of convocation of ordinary general meeting of shareholders, annual security reports (quarterly reports), timely disclosure materials, declaration for timely disclosure, references at financial result briefing, consolidated financial results for quarter, annual report and business report. |
|---|---|---|
| Department in charge of IR activities | - | August 1997 - April 2002 Investor Relations, Financial Division<br>April 2002 - April 2007 Investor Relations Department<br>April 2007 Investor Relations, Financial Department |

## 3. Activities concerning respect for stakeholders

| | Supplemental Information |
|---|---|
| Internal guideline or code concerning respect for the stakeholders' position | To realize corporate ideals, the Company has established The Shiseido Way (Corporate Behavior Declaration) declaring how to act to various stakeholders and The Shiseido Code (Corporate Ethics and Behavior Standard) as the detailed code of conduct. |
| Implementing environmental preservation activities and CSR activities | The Company provides CSR Report as the report and the tool for transmission of information regarding corporate social responsibility to stakeholders. |



## IV. Basic Policy regarding Internal Control Systems and Overview of their Implementation

The Company, at the meeting of Board of Directors held on March 31, 2008, resolved that the Company renewed "Basic Policy regarding Internal Control System", which was set out at the meeting of the Board of Directors held on May 12, 2006. The Company added fundamental thought toward exclusion of anti-social power and the status for arrangement, in "Basic policy regarding Internal Control System" as stated below.

(1) System under which execution of duties by directors and employees is ensured to comply with laws, ordinances, and the Articles of Incorporation of the Company; system under which business of the Company and its subsidiaries and affiliates as a group is ensured duly to be conducted.

The Board of Directors shall determine important matters which will affect the Company and its subsidiaries and affiliates as a group. Representative director of the Company shall regularly report the status of execution of business to the Board of Directors. The Company shall appoint external directors to strengthen and maintain the Board of Directors' supervisory functions in regard to operational execution. The corporate auditors audit legality and appropriateness of the director's execution of business. Upon request of any corporate auditor, directors and employees shall report the status of execution of business to the corporate auditor.

The Company enacted "Corporate Ideals," "The Shiseido Way (Corporate Behavior Declaration)" and "The Shiseido Code (Corporate Ethics and Behavior Standards)" common to the Shiseido group, with which each individual in the group should comply in executing business so that legitimate and fair corporate activities are promoted. *

Compliance Committee, under jurisdiction of the Board of Directors, shall be responsible for improving the quality of the Company by enhancing legitimate and fair corporate activities of the group, and risk management. The committee shall propose and report the plans and activities to the Board of Directors. The Company positions a "Code Leader" at each business office, who shall promote legitimate and fair corporate activities, and the Company shall conduct regular training programs for compliance to all employees. The "Code Leaders" shall report the status of such activities to the "Compliance Committee".

The Company shall provide multiple reporting and consultation help lines, which include external lawyers, to detect and correct at an early stage actions that contravene the law, ordinances, the Articles of Incorporation and other regulations of the Company.

Internal auditing shall be conducted with respect to the overall group companies to assure appropriateness of business. The results of audit shall be reported to directors and corporate auditors.

(2) System under which directors shall be ensured to efficiently execute duties

The Company adopted a corporate executive officer system to actualize smooth and highly efficient corporate management, wherein functions of directors, who are responsible for decision-making and overseeing execution of business are separate from those of corporate officers, who are responsible for business execution.

A Representative Director responsible for execution of business coordinates execution of the overall group business aimed at achieving corporate targets. A corporate officer shall fix the specified target in the assigned field and set up a business system by which the target shall efficiently be achieved. Furthermore, with respect to the execution of important business, the Corporate Executive Officer Committee consisting of corporate officers shall deliberate the business execution from viewpoints of various aspects.

The Board of Directors and the Corporate Executive Officer Committee shall confirm the status of



development vis-à-vis the target and conduct necessary improvement measure.

(3) System under which information regarding execution of business by directors shall be maintained and controlled

Important documents such as minutes of the Board of Directors meetings and minutes of the Corporate Executive Officer Committee meetings shall be controlled pursuant to the internal regulations of the Company and presented to directors and corporate auditors immediately whenever requested for inspection.

In addition, information with respect to execution of business by directors and employees shall be controlled pursuant to "Information System Controlling Regulation", "Confidential Information Controlling Regulation" and other regulations.

(4) Regulation regarding Control of Risk for Loss and other Regulation Systems

The "Compliance Committee," under the jurisdiction of the Board of Directors, shall manage risks associated with corporate activities of the whole group. Risks associated with management strategy and business execution shall be recognized and evaluated to designated teams so that necessary measures shall be taken.

A contingency manual shall be prepared to deal with emergency situation. In the case of emergency, countermeasure headquarters, projects or teams shall be set up pursuant to the levels of the emergency and shall take countermeasures.

(5) Matters related to employees to assist duties of corporate auditors when corporate auditors request to do so and matters related to the independence of such employees from directors

Employees shall be positioned to assist the Board of Auditors and corporate auditors as the Board of Auditors Staff Group. The personnel of the Board of Auditors Staff Group shall be determined by taking corporate auditors' opinion into consideration.

(6) System under which directors and employees report to corporate auditors and other systems, under which any report is made to corporate auditors

Directors and employees shall report the status of business execution to corporate auditors through meetings of the Board of Directors and other important meetings, and the results of audit performed by the Internal Audit Department.

In addition, the status of business and conditions of assets shall be reported to corporate auditors upon their request.

(7) Other systems under which audit by corporate auditors is ensured efficiently to be performed

Opinion exchange meetings shall be held regularly between Representative Directors and corporate auditors. The Company shall ensure a system under which corporate audits are implemented efficiently. Liaison meeting shall be held among corporate auditors, accounting auditors and the internal audit department upon request of corporate auditors. In addition, corporate auditors shall be ensured to attend meetings of various meetings.

* Fundamental thought toward exclusion of anti-social power and the status for arrangement therefor

In the Shiseido Code (Corporate Ethics and Behavior Standards), the Company has declared that it will



firmly stand on its ground against any person or group of people having anti-social power and it will never give such person or group any benefits. A coordination office was established in the CSR Group of the General Affairs Department for the purpose of intensively collecting information and at the same time the Manual on how to cope with such power is revised on the intranet. Consulting with the local police offices for cooperation, the Company became a member of the "Conference on how to cope with particular violence" so that it strengthened to collect outside information and the cooperation with outside organizations.

Please refer to the Diagram in the attachment at the end.



## V. Others

### 1. Takeover Defense Measure

The Company has adopted a plan for countermeasures against large-scale acquisitions of its shares (known as an advance-warning rights plan; hereinafter, the "Plan") based on the approval of its shareholders obtained at the 106th Ordinary General Meeting of Shareholders. The Plan is effective until the conclusion of the 108th Ordinary General Meeting of Shareholders, which is scheduled for June 25, 2008. The Company should implement the New Three-Year Plan steadily, in order to increase its competitiveness and maintain sustainable growth in the global markets and to assure or increase its corporate value. The Company therefore passed a resolution at its board of directors meeting held on April 30, 2008 to abolish the Plan upon the conclusion of the Shareholders Meeting and thereafter not to continue the Plan.
Deletion of the Articles of Incorporation that was grounds role of the plan was resolved at the 108th Ordinary General Meeting of Shareholders.

### 2. Other Items Concerning Corporate Governance Systems, etc.

-

# ∫HI∫EIDO

(The Company's System for the Management and Execution of Business)



